EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(In thousands, except earnings per share data)




Basic and Diluted
Earnings per Share:

                         Three Months ended
                         March 31,
                         1998         1997


Net Income (Loss)      $130,420      $(117,257)


Basic Earnings per
Common Share             $.01          ($.01)

Diluted Earnings
per Common Share         $.01           n/a


Weighted average common
    shares outstanding   15,831         12,602

Weighted average common
     Shares outstanding
     assuming dilution   16,763         n/a